SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

April 5, 2012
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON, D.C. 20549
Attn: Kathleen Collins

Re:	SYNNEX Corporation Form 10-K for Fiscal Year Ended November 30, 2011 Filed January 27, 2012 File No. 001-31892
Dear Mrs. Collins:
We are submitting the responses of SYNNEX Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated March 8, 2012, with respect to the above referenced Form 10-K for Fiscal Year Ended November 30, 2011 filed on January 27, 2012 (the “Form 10-K”).
For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.
Comments

1.
We note your disclosure on page 67 that you have not provided taxes on approximately $181 million of undistributed earnings of foreign subsidiaries. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company’s results of operations and financial condition. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

Company Response:
The Registrant respectfully advises the Staff that in the future filings the Registrant will disclose the amount of cash and cash equivalents that are currently held outside of the

United States. The disclosure will also include a statement that repatriation would be subject to United States federal income taxes and that repatriation of some foreign balances is restricted by local laws.

Currently, the Company has sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital requirements. Also, historically the Company has fully utilized and reinvested cash earned outside the United States to fund international operations and expansion. If the Company’s intentions in this regard change in the future, , the Company will further disclose the impact, if material, that a repatriation of earnings of foreign subsidiaries would have on the Company’s results of operations and financial condition.

The following disclosure will be included in the Capital Resources section in MD&A starting in the fiscal first quarter 2012 10-Q:

“Our cash and cash equivalents totaled $68.8 million and $67.6 million as of February 29, 2012 and November 30, 2011, respectively. Of our total cash and cash equivalents, the cash held by our foreign subsidiaries was $64.5 million and $59.5million as of February 29, 2012 and November 30, 2011, respectively. Repatriation of the cash held by our foreign subsidiaries would be subject to United States federal income taxes. Also, repatriation of some foreign balances is restricted by local laws. However, we have historically fully utilized and reinvested all foreign cash to fund our foreign operations and expansion. If in the future, our intentions change and we repatriate the cash back to the United States, we will report the expected impact of the applicable taxes depending upon the planned timing and manner of such repatriation. Presently, the Company believes it has sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital requirements.”

The Registrant will further include the following disclosure in future form 10-K filings in accordance with Item 303 (A)(1) of Regulation S-K and Section IV Release 34-8350:

“As of November 30, 2012, we have $XXX undistributed earnings of foreign subsidiaries. Repatriation of the undistributed earnings would be subject to United States federal income taxes, less applicable foreign taxes. Also, repatriation of some foreign balances is restricted by local laws. We have not provided for U.S. federal income tax or foreign withholding taxes on foreign subsidiaries' undistributed earnings as currently we have no plan to repatriate those earnings back to the United States.  Historically, we have fully utilized and reinvested such earnings in our foreign subsidiaries to fund their operations and expansion. However, if in the future, we intend to repatriate the undistributed earnings of foreign subsidiaries to the United States in the form of dividend or otherwise, we will include the impact of U.S. taxes as well as local taxes and withholding taxes in the provision for income taxes and also in the deferred taxes or tax payable liabilities depending upon the planned timing and manner of such repatriation”.

2.
We note you have not included the future principal payments of the Convertible Senior Notes in the Contractual Obligations Table. We further note you stated in your letter dated July 21, 2010, in response to comment 2, that you would include these amounts in the Contractual Obligations Table in future Form 10-K filings. Please tell us how the disclosure under this section reflects the assertion made in your July 21, 2010 letter and tell us how you concluded that your disclosures comply with Item 303(a)(1)(5)(i) and (ii) of Regulation S-K.
Company Response:
Our disclosures related to Contractual Obligations that began in our 10-K filing for the year ended November 30, 2010 were meant to be reflective of our statement made to the Staff in the letter of July 21, 2010.
Within the Contractual Obligation disclosure, we added the following sentence:
“Due to the uncertainty of the timing and amount that may be settled in cash, the Convertible Senior Notes of $143.8 million described in Note 14 have not been included in the table above.”
The addition of this sentence was meant to communicate to a reader of the financial statements that we do have outstanding Convertible Senior Notes but due to various reasons (which are outlined below and also described in footnote 14 in the 10-K) the timing and amount of any such cash obligation is uncertain and unknown. It has been the Registrant’s intent to provide complete and transparent disclosure on all aspects of the Convertible Senior Notes. We believe that this was in keeping with Item 303(a)(1)(5)(i) which states that “The tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrants specified contractual obligations.”
The Registrant respectfully advises the Staff that in order to comply to the letter of Item 303(a)(1)(5)(i) and (ii) of Regulation S-K, and include an amount by time period, the Company would have to make significant assumptions as to factors that could affect the settlement date including factors outside of the Company’s control such as future market conditions and future stock and Note trading prices. For these reasons, the Company further believes its conclusion as stated in the previous paragraph was appropriate given it provides the reader with the full facts to make their own conclusions on timing of redemption.
Also, the Registrant respectfully advises the Staff that Note 14 – Convertible Debt contains the following information:

•	The Convertible Senior Notes mature on May 15, 2018 but are subject to earlier redemption and conversion;

•
Holders of the Convertible Senior Notes, may at their option convert the notes under various circumstances that include among others, circumstances based on the Company’s stock price and the trading price of the Notes, which could possibly be triggered in any quarter over the remaining life of the Notes;

•	Holders of the Convertible Senior Notes may require the Company to repurchase the notes on May 15, 2013 or at any time the Company undergoes a fundamental change;

•	The Convertible Senior Notes may also be redeemed by the Company at any time on or after May 20, 2013;

•
The Convertible Senior Notes contain various features that under certain circumstances could allow the holders to convert the Convertible Senior Notes before their ten-year maturity. Further, the date of settlement of the convertible Senior Notes is uncertain due to various features including put and call elements.

The Registrant also respectfully advises the Staff that beginning in its 10-K filing for the year ended November 30, 2010 and for each subsequent 10-K filing, the Company has clearly included the carrying amount of its Convertible Senior Notes within its “Borrowings” note, (currently Note 13 of the fiscal November 30, 2011 10-K).
It has been the Registrant’s intent to provide complete and transparent disclosure on all aspects of the Convertible Senior Notes. The Company believes that by including the accompanying note to the Contractual Obligations Table with reference to Note 14 - Convertible Debt as it has, that the Company has not only disclosed the amount of the Notes in the Contractual Obligations section but has also provided greater transparency to the reader with regard to the timing of future settlement of the notes. This disclosure includes not only the stated maturity of the Notes but also alerts the reader as to possible earlier redemption periods which have significant, if not high probabilities of occurrence for some or all of the outstanding Notes.
The Registrant respectfully stated to the Staff in the letter dated July 21, 2010, that it would include the future principal payments of the Convertible Senior Notes in the Contractual Obligations table and due to this uncertainty of the timing and amount of settlement, the Company believes that the aforementioned note to the Contractual Obligations Table, particularly in combination with the full transparency of referenced Note 14, has met the objectives of the required disclosure.
The Registrant also advises the Staff based on the Company’s actual stock trading price during the month of February 2012 and March 2012, the Company believes it may soon be reporting in future filings that holders can now convert their bonds at their option any time prior to the close of business as one of the triggers described in Note 14 that would allow holders of the Convertible Senior Notes to be able to convert their Notes at any time going forward did nearly occur (1). And therefore, if the Company’s stock trading price continues to frequently trade at levels of $38.24 or greater as it did for much of February and March, 2012, it becomes all the more difficult for the Company to assume the timing of the settlement of the Convertible Senior Notes.
The Registrant also respectfully advises the Staff that beginning with its Form 10-Q for the quarter ended February 29, 2012 and in all future filings as applicable, the Company will make the following disclosure in the Borrowings foot note:
“In May 2008, the Company issued $143,750 of aggregate principal amount of its 4.0% Convertible Senior Notes due 2018 (the “Convertible Senior Notes”) in a private placement. The carrying amount of the Convertible Senior Notes, net of the unamortized debt discount, was $137,447 and $136,163 as of February 29, 2012 and November 30, 2011, respectively. The Convertible Senior Notes are senior unsecured obligations of the Company and have a cash coupon interest rate of 4.0% per annum. The Company may redeem the Convertible Senior Notes, in whole or in part, for cash on or after May 20, 2013, at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest (including any additional interest and any contingent interest) up to, but excluding, the redemption date. See Note 11 - Convertible Debt. Also, the Convertible Senior Notes contain various features which under certain circumstances could allow the holders to convert the Convertible Senior Notes into shares before their ten-year maturity. Further, the date of settlement of the convertible Senior Notes is uncertain due to various features including put and call elements which occur in May, 2013.”
The Registrant also respectfully advises the Staff in all future 10-K filings, so long as the Notes are outstanding, the Company will make the following enhanced disclosure within the Contractual Obligations section of the filing:
“In May 2008, we issued a $143.8 million of aggregate principal amount of our 4.0% Convertible Senior Notes that mature on May 15, 2018. As described in Note 14 - Convertible Debt, the Convertible Senior Notes contain various features that under certain circumstances could allow the holders to convert the Convertible Senior Notes before their ten-year maturity. Further, the date of settlement of the convertible Senior Notes is uncertain due to various features including put and call elements which occur in May, 2013. Due to the uncertainty of the timing and amount that may be settled in cash, the Convertible Senior Notes have not been itemized in the above Contractual Obligations Table. The carrying amount of the Notes is included within the schedule of borrowings within Note 13 – Borrowings.”
_________________________
(1) Holders may convert their Convertible Senior Notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date if during any fiscal quarter after the fiscal quarter ended August 31, 2008, if the last reported sale price of the Company’s common stock for at least twenty trading days in the period of thirty consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of the Convertible Senior Note.]
*    *    *    *    *
In addition to our responses above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3837 or Allison Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (650) 233-4518.

Sincerely,

SYNNEX Corporation

By: /s/ Thomas C. Alsborg
Thomas C. Alsborg
Chief Financial Officer